AMNISIA SPIRITS COMPANY

OWN A PIECE OF THE BIGGEST SPIRIT CATEGORY

A Game Changer* In a $39 Billion Vodka Market

INVEST NOW



$325.50 [illegible]

$2.10 [illegible]

*Game Changing Products, Unique Packaging and Production Process

- Highlights
- Overview
- The Market
- The Amnisia™ Collection
- The Founders and the Team
- Operational Roadmap
- Deal Terms
- Investor Perks
- Updates
- Frequently Asked Questions

Amnisia® Founders Club

Tier 1: [illegible] or more

Tier 2: [illegible] or more

Tier 3: [illegible] or more

More

HIGHLIGHTS & WHY TO INVEST

What's better than enjoying the best tasting and sexiest looking vodka in the world? Owning the company it comes from! Participate in our crowdfunding campaign for as little as $325.50 and become a shareholder of Amnisia Spirits!

- We believe that Amnisia Vodka™ is a game-changer with massive potential to become a disruptor in the $[illegible] Billion Vodka industry!
- Unique Production Process resulting best in class and Highest Quality Products.
- Superior and Ultra Luxury Packaging – probably like no other competitors in today's Vodka Market.
- Engaging and Unique marketing strategy and market approach that is expected to build predictable brand awareness across the country.
- Company-owned direct distribution team led by a visionary founder with a proven track record of building brands and successful teams.
- We believe that our unique go-to-market approach will unlock wider/faster distribution and a direct path to our customers, which will uniquely position our company to reach further than traditional spirit brands in the initial stages.
- There are celebrities, influencers, professional athletes, and coaches among the initial investors who invested before the Reg CF offering.

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OUR STORY AND THE ULTIMATE GOAL

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There are Vodkas, and there is Amnisia. Taste the difference!



Message from the Founder

[illegible]

Join me and become a part of the Amnisia Founders Club!

Jakub K. Koziol – [illegible]

Become an INVESTOR and join a prestigious Amnisia™ Founders Club!

INVEST NOW

THE MARKET

• THE GLOBAL & US VODKA MARKET •

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Regional Analysis in 2020 (%)



Total Market Size in US $ Billion



Global Vodka Market by Quality (%) in 2020



• RECENT M&A OF SPIRIT BRANDS •

[illegible]

EST. **$1 Billion**


CASAMIGOS
Tequila

EST. **$610 Million**


AVIATION

EST. **$600 Million**


PROPER
TWELVE


EST.
$5.1 Billion
THE PATRÓN
EST.
$2 Billion
GREY GOOSE

The last significant marquee transaction that involved a vodka brand was the Bacardi Limited purchase of Grey Goose Vodka from Sidney Frank Importing Co. for roughly $2 billion in 2004. It's been 18 years since that transaction, and we believe there is no better time than now to launch AMNISIA™, which in our opinion is the first high-end & truly ULTRA PREMIUM VODKA at a moderate price. The Company believes that distilled spirits marketplace is shaped for strong and sustainable growth. Our products are positioned in the fastest growing super-premium segment of the biggest category of the spirit industry. [illegible] segment, and increasing popularity of highest quality craft spirits, we believe that our brand presents an attractive opportunity for [illegible] industry trends and potentially take advantage of the thriving M&A activity in the market. Our business structure is designed for maximum growth and brand awareness. We believe that Amnisia™ might become an attractive target for potential M&A.

THE AMNISIA™ COLLECTION

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Click here to learn more about our products and reserve your bottles

SEE OUR PRODUCTS

The RTD "ready to drink" category has grown significantly in the US market. [illegible]

The company is planning to launch our ready-to-drink beverages in the fourth quarter of 2022.


No.1
Ultra Premium
No.2
Ultra Premium
No.3
Ultra Premium
No.4
Ultra Premium
No.5
Ultra Premium

THE BOTTLE AND BRANDING, AND BRANDING IS EVERYTHING.

Our stunning bespoke designed patented bottle is handmade from the highest quality porcelain. Our brand identity comprises many different elements that eventually lead to what is called our brand promise and the reason why customers buy brand value, acceptance, and loyalty. Our packaging reflects this promise, identifies that product and the brand, and promotes confidence in the brand. Bottles are social and cultural symbols, and packaging is an essential driver of people's image and recall.



THE BOTTLE

All the elements of our bottles are well thought out, carefully crafted, and beautifully designed, making Amnisia Vodka™ Collection the overall superior and Ultra Luxury proposition to our target consumer, most likely beyond any other competitors in today's Vodka Market.

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Our packaging, and bottles make our products stand out, give them shelf visibility, entices curiosity, and will trigger attention, recognition, and ultimately a purchase.

PRODUCTION PROCESS

Grains & Spirit base

[illegible]

Blending with artesian well purified iced water

[illegible]

Purification / Filtration

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Resting & Oxygenation

[illegible]

MADE IN POLAND

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AMNISIA™ VODKA IS A SPIRIT LIKE NO OTHER!

THE FOUNDER AND THE TEAM

Jakub K. [illegible] is a [illegible] year old proud single father of two kids and an experienced, innovative, and accomplished entrepreneur with high-level management, creative marketing, and sales experience.

Jakub has created, managed, and built unique brands within the functional beverage industry with an extensive track record of product development. His list of long-term partnerships includes elite athletes, celebrities, and influencers that have helped launch a robust network of lucrative relationships and support. From marketing and product launches to sales and strategy, Jakub's innate ability to develop and manage multiple high-performance teams has delivered exceptional financial outcomes for the business and brands he's been a part of in the past. As a visionary leader and born entrepreneur, Jakub inspires confidence, builds community and has a unique ability to evoke the best from others and cultivate a shared belief in the power of his vision.

We are working with creative, marketing, and product development teams and distribution specialists who have worked with Jakub for the last five years, developing the Amnisia[illegible] Brand, our spectacular products collection, and building our comprehensive distribution and operations plan. We are now in the process of bringing on the first management, marketing, sales, and distribution personnel, interviewing carefully selected talents. After conducting over [illegible] interviews, the candidates loved the concept and the strategy and showed immediate excitement about the possibility of joining our company. By the end of July 2022, we expect to interview one hundred + candidates and select the top [illegible] for our initial sales team. We want each employee to have three or more years of experience working for the leading and most prominent distribution industry companies, with local market connections, excellent relationships, and proven sales pathways. We intend to hire only the best talent for each position and start the process right before our market launch planned for September. The company has also selected the final candidates for the VP of Sales executive position and has begun negotiations. Both candidates are spirit industry veterans with over [illegible] years of nationwide experience managing and overseeing sales teams distributing the biggest brands in the industry.

• AMNISIA SPIRITS INITIAL TEAM STRUCTURE •


FOUNDER & CEO
VP OF MARKETING
SALES DEV & ACCOUNT MGMT.
VP OF SALES
FAA (FINANCIAL ANALYST ACCOUNTANT)
GM ASSISTANT
EVENTS
ONLINE SALES MANAGER
FLORIDA DIVISION
CALIFORNIA DIVISION
NEW YORK DIVISION

OPERATIONS ROADMAP

• DISTRIBUTION •

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We will be conducting the majority of our sales through our distribution network in the six biggest states

Florida

California

Texas

Illinois

Nevada

New York & NJ



We will initially launch the sales and distribution of our products in Florida, California and New York and sell directly to customers through our exclusive online store across the United States.

INVEST NOW


Sales Channels
70%
20%
10%

MARKETING

Our Approach

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Main Marketing Channels

- Standard advertising [illegible] internet, social media and radio
- Undetermined marketing: product placement in music videos [illegible] and motion pictures
- Tastings – our product can sell itself, it only needs the chance to be sampled
- Points of Sale – Putting the brand right in front of the customers [illegible]
- Sponsorships and partnering in sports and cultural events
- Night Clubs and Restaurants partnerships with exclusive events and performance
- Public Relations: we will get the word out and create a buzz
- [illegible] branded merch line

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Launch Campaign Strategy

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Marketing Expansion

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ULTIMATE GRA
EXPERIENCE TH
WWW.AMNISIAVODKA.COM
AMNISIA
VODKA
THERE ARE VODKA
AND THERE IS AMNIS
TASTE THE DIFFERENCE!

• BUSINESS STRUCTURE •

Amnisia Spirits Inc is a corporation registered in the state of Delaware. The company wholly owns and manages three subsidiaries registered in Florida: Amnisia Spirits LLC, Amnisia Distribution LLC, which are operating companies, and an IP holding company Amnisia Brand LLC.

AMNISIA SPIRITS
COMPANY

Amnisia Spirits LLC
Operating Company

Amnisia Distribution LLC
Operating Company

Amnisia Brand LLC
IP holding Company

• COMPANY GOALS •

We plan to:

- Create brand awareness in the U.S. and the rest of the World
- Reach combined sales of at least 37,500 9-liter cases by the end of the fourth of operations


2025

- Be available in at least 30,000 points of retail sale by the end of the fourth year of operations
- Build a nationwide distribution

DEAL TERMS

Fundraising Description:

Amnisia® Spirits Founders Club

Round type:

Round A – Equity Funding

Round size:

$5,000,000

Minimum investment:

$325.50 per Investor

Target Minimum:

$25,000

Security type:

Class B Common Share

Share Price:

$2.10

Capital Raising Stages & Exit Strategy

[illegible]



• USE OF PROCEEDS •

$25,000
Raised

[illegible]

$5,000,000
Raised

[illegible]

AMNISIA® FOUNDERS CLUB / INVESTOR PERKS

Upgrade Your Investing Experience! Join our founding investors and get access to unique perks specified in the Seven Tiers below and get your membership in the Amnisia® Founders Club!

• AMNISIA® FOUNDERS CLUB •

All the investors who will invest more than $840 will automatically receive a membership in the Amnisia® Founders Club.

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Alcohol Products

[illegible]

Original Amnisia® Merch

[illegible]

Limited Time lowered Investment Minimum and 20% lower Tier Values!

01 21 : 44 : 46

Tier No.1: **$840** or more

INVEST NOW

[illegible]

Tier No.2: **$1,500** or more

INVEST NOW

Tier No.3: **$2,500** or more

INVEST NOW

Tier No.4: **$5,000** or more

INVEST NOW

Tier No.5: **$10,000** or more

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Tier No.6: **$50,000** or more

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Tier No.7: **$100,000** or more

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*The above pictures of the perks are for illustrative purposes only and may differ from the final products.

UPDATES

Launch Date

FREQUENTLY ASKED QUESTIONS

- What is a Form C?
- What is Reg CF?
- What will I need to complete my investment?
- How does investing work?
- How much can I invest?
- Can I invest multiple times? Does my investment accumulate to get higher tier rewards if I invest multiple times?
- What is my ongoing relationship with the company (issuer)?
- Will dividends be paid?
- How can I sell my securities in the future?
- What are the expected returns?

ANY OTHER QUESTIONS?

Fill in the form below to reach our broker's representative

If you prefer, feel free to email directly at: [illegible]

SUBMIT

BROKER DEALER

Justly

Justly Markets, LLC
1441 Broadway, Suite 5016
New York, NY 10018
Email: [illegible]
Phone: 1-212-[illegible]

ESCROW & TRANSFER AGENT

KoreConX

KoreConX Inc.
1 World Trade Center, Suite 8500
New York, NY 10007
Email: [illegible]

Page Managed and Controlled by JUSTLY Markets, LLC, member FINRA/SIPC and wholly owned subsidiary of [illegible]

AMNISIA SPIRITS COMPANY

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Frequently Asked Questions

What is a Form C?

Form C is a document our company must file with the Securities and Exchange Commission ("SEC"), which includes basic information about the company and our offering and is a condition to making a Reg CF offering available to investors. Before making any investment decision, it is highly recommended that prospective investors review our Form C filed with the SEC (included under our Deal Terms) before making any investment decision.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise to $5 million from all Americans. Prior capital raising options limited private companies to raise money only from accredited investors, historically the wealthiest ~2% of Americans. Reg CF allows companies to raise funds online from their early adopters and the crowd like a Kickstarter campaign. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startup companies they back.

What will I need to complete my investment?

To invest, you will need the following information available:

- Personal information such as your current address and phone number
- Employment and employer information
- Net worth and income information
- Your accredited investor status
- Social Security Number or passport
- ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit or credit card information, unless paying via a Wire transfer or direct deposit. Please reach out to us if you are interested in paying via cryptocurrency.

How does investing work?

When you complete your investment, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until our company accepts it. Once we accept your investment and certain regulatory procedures are completed, your money will be transferred from the escrow account to our company in exchange for your securities. At that point, you will be a proud shareholder in Amnisia Spirits Inc.

How much can I invest?

Non-accredited investors are limited in the amount that they may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the Investor is less than $107,000, the Investor is limited to the greater of $2,200 or 5% of the greater of their annual income or net worth.
- If the Investor's annual income and net worth are both greater than $107,000, the Investor is limited to 10% of the greater of their annual income or net worth, to a maximum of $107,000.

Additionally, our company has set a minimum investment amount of US $325.50 per Investor.

Can I invest multiple times? Does my investment accumulate to get higher tier rewards if I invest multiple times?

Yes, you can! Yes, your investment will accumulate to get higher-tier rewards!

What is my ongoing relationship with the company/issuer?

After investing in our Reg CF, you are a partial owner of our company; you own securities after all! But more importantly, our company will file information with the SEC and post it on our websites on an annual basis after raising money via Regulation CF. In addition to that, as a shareholder, you will be receiving dedicated yearly updates as it is essential for us to keep our shareholders educated and informed about the progress of our company and investment. This annual report will include information similar to our initial Reg CF filing and key information that we want to share with our investors to foster a dynamic and healthy relationship.

Will dividends be paid?

The company board of directors will consider whether to issue dividends or not at an appropriate time.

How can I sell my securities in the future?

At the moment, there is no market or liquidity for these securities. Currently, our company does not plan to list these securities on a national exchange or another secondary market. Our company may choose to do so at some point, but until then, you should plan to hold your investment for a significant time before a "liquidation event" occurs. A "liquidation event" is when our company either lists our securities on an exchange, is acquired, or an event that we do not anticipate will happen when the company goes bankrupt.

What are the expected returns?

Because this is an SEC-qualified offering, we cannot predict or comment on expected returns. While we cannot assure you of the return on our securities, you can do comparative analysis on Casamigos Tequila, Grey Goose Vodka, or Aviation Gin using a revenue multiple or AUM metric. For example, the Casamigos Tequila brand has a revenue multiple of around 20x. You can assess, but we cannot assure you of any future valuation numbers. In the current market environment, highly profitable acquisition opportunities have resulted from the industry majors focusing their marketing and distribution prowess on selling larger volumes of portfolio brands rather than harness resourced to develop internally. This market environment has led to ongoing demand by these majors to acquire successful niche brands with scalable market strategies. Acquisition multiples range from 8x to 30x, with acquisition candidacy triggered at the 30-100k case ($10 million) per annum in gross sales. When we did the valuation of our company, we used these kinds of companies to compare in our space. So, you can visualize what you can potentially receive.